Endnotes

Caledonia Makes Block Listing Arrangement on AIM

Toronto, Ontario - February 15th 2006:  Caledonia Mining Corporation ("Caledonia")
(TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) has made a block listing application for 33,287,626 common shares to be admitted to trading on AIM.  The block listing arrangement is being put in place for the 33,287,626 warrants that were issued pursuant to the share placement that was announced on 10 February 2006.

Caledonia continues to be debt free.

Further information regarding Caledonia's exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452

Certain statements included herein are "forward-looking statements".  Management cautions that forward-looking statements are not guarantees and that actual result could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.